Exhibit 99.67

AMENDMENT #1 TO SHARE PURCHASE AGREEMENT

AMONG:

TRANSFERT PLUS, L.P.

AND

ALIGO INNOVATION, L.P.

AND

BORHANE ANNABI

AND

RICHARD BÉLIVEAU

AND

CYNDIA CHARFI

AND

JEAN-CHRISTOPHE CURRIE

AND

ALAIN LAROCQUE

AND

MICHEL DEMEULE

AND

SOPHIE KOZELKO

AND

THERATECHNOLOGIES INC.

DATED AS OF AUGUST 12, 2019

THIS AMENDMENT #1 TO SHARE PURCHASE AGREEMENT dated February 25, 2019 is made as of the 12th day of August, 2019

AMONG:

TRANSFERT PLUS, L.P., a limited partnership created under the Civil Code of Québec having a place of business at 355 Peel Street, Suite 503, Montréal, Québec, H3C 2G9, herein acting through its general partner, Aligo Innovation, limited partnership, herein acting through its general partner, Aligo Corporation Inc.;

(“TP”)

AND:

ALIGO INNOVATION, L.P., a limited partnership created under the Civil Code of Québec having a place of business at 355 Peel Street, Suite 503, Montréal, Québec, H3C 2G9, herein acting through its general partner, Aligo Corporation Inc.;

(“Aligo”)

AND:	BORHANE ANNABI, [REDACTED: ADDRESS];

(“BA”)

AND:	RICHARD BÉLIVEAU, [REDACTED: ADDRESS];

(“RB”)

AND:	CYNDIA CHARFI, [REDACTED: ADDRESS];

(“CC”)

AND:	JEAN-CHRISTOPHE CURRIE, [REDACTED: ADDRESS];

(“JCC”)

AND:	ALAIN LAROCQUE, [REDACTED: ADDRESS];

(“AL”)

AND:	MICHEL DEMEULE, [REDACTED: ADDRESS];

(“MD”)

AND:	SOPHIE KOZELKO, [REDACTED: ADDRESS];

(“SK”)

(TP, Aligo, BA, RB, CC, JCC, AL, MD, and SK are collectively referred to as the “Vendors”)

AND	THERATECHNOLOGIES INC., a corporation duly constituted under the laws of Québec, having a place of business at 2015 Peel Street, Suite 1100, Montréal, Québec, H3A 1T8;

(the “Purchaser”)

WHEREAS the Purchaser and the Vendors have entered into a share purchase agreement dated February 25, 2019 (the “Share Purchase Agreement”) pursuant to which Purchaser purchased all of the issued and outstanding common shares of Katana Biopharma Inc. (“Katana”);

WHEREAS Katana was wound-up into the Purchaser and was subsequently dissolved;

WHEREAS the Purchaser and the Vendors desire to amend the terms and conditions of the Share Purchase Agreement to reflect their understanding on the adjustment to the Purchase Price, the value and the payment thereof;

NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

The capitalized words and expressions used in this Agreement shall have the meaning ascribed to them in Exhibit A of the Share Purchase Agreement, unless otherwise expressly stated herein.

1.2	Articles, Sections and Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder”, “herein” and similar expressions refer to this Agreement as a whole and not to any particular Article, Section or other portion hereof. References herein to Articles or Sectionss are to Articles and Sections of this Agreement unless otherwise expressly stated herein.

1.3	Extended Meanings

In this Agreement, words importing the singular number also include the plural and vice versa and words importing any gender include all genders. The term “including” means “including, without limiting the generality of the foregoing”.

1.4	Currency

Except as expressly provided herein, all references to currency contained herein are to lawful money of Canada.

ARTICLE 2

AMENDMENTS TO PURCHASE PRICE AND PAYMENT THEREOF

2.1	Amendment to Section 2.4.2

Section 2.4.2 of the Share Purchase Agreement shall be deleted in its entirety and shall be replaced with the following Section 2.4.2:

“2.4.2

In the event the SynergiQc Subsidy is confirmed to be available after the Closing and all of the terms and conditions contained in the agreements evidencing the grant of the SynergiQc Subsidy, including those related to intellectual property rights, are at the entire satisfaction of Purchaser, the Purchase Price shall be adjusted upward by the amount of the SynergiQc Subsidy that is granted, less one hundred twenty thousand dollars ($120,000) (the “Adjusted SynergiQc Subsidy”), up to a maximum amount of one million eighty thousand dollars ($1,080,000), and shall be payable as follows:

(a)

the First Tranche Cash Portion shall be increased by an amount, not exceeding five hundred thousand dollars ($500,000), equal to the result of (A x B/C), where A is equal to five hundred thousand dollars ($500,000), B is equal to the amount of the Adjusted SynergiQc Subsidy and C is equal to the amount of one million eighty thousand dollars ($1,080,000) and shall be allocated amongst the Vendors in accordance with the Designated Percentage, and shall be payable in cash within ten (10) Business Days after the later of (i) the date of the dissemination of a press release announcing the grant of the SynergiQc Subsidy for the project described therein; and (ii) the date that the SynergiQc Agreement has been executed by the parties thereto;

(b)

the Adjusted Third Tranche shall be increased by all of the unpaid Adjusted SynergiQc Subsidy, if any, not exceeding five hundred eighty thousand dollars ($580,000) and the number of Consideration Shares to be issued shall be determined by dividing: (i) the sum of the Adjusted Third Tranche and all of the unpaid amounts of the Adjusted SynergiQc Subsidy by (ii) the price per Consideration Share determined pursuant to the terms and conditions of Section 2.3.1. The Consideration Shares shall be issued at the time of payment of the Second Development Milestone and shall be allocated to the Vendors in accordance with the respective Designated Percentage.”

2.2	Amendment to Exhibit “A”

The definition of Adjusted SynergiQc Subsidy shall be inserted as new definitions under Section 1.1.4 and the definition shall read as follows:

““Adjusted SynergiQc Subsidy” has the meaning ascribed thereto in Section 2.4.2.”

The definition of SynergiQc Agreement shall be inserted as a new definition after the definition of “SK” and the definition shall read as follows:

““SynergiQc Agreement” means the agreement referred to in section “IV. Entente contractuelle” in the letter dated July 11, 2019 addressed to Dr. Borhane Annabi by the CQDM.”

The numbering of all definitions under Exhibit A of the Share Purchase Agreement shall be adjusted accordingly.

2.3	Amendment to Section 1.1.83 of Exhibit A

The definition of SynergiQc Subsidy in Section 1.1.83 of Exhibit A of the Share Purchase Agreement shall be deleted in its entirety and shall be replaced with the following:

““SynergiQc Subsidy” means the subsidy aggregating up to $1,200,000 which may be granted by the CQDM and the Canadian Cancer Society to Université du Québec à Montréal based on an application filed by, or on behalf of, the Université du Québec à Montréal with the CQDM and dated April 25, 2019 for a research project titled “Pre-Clinical Design of a Novel Targeted and Personalized Treatment Against Sortilin-Positive Triple Negative Breast Cancers”;”

ARTICLE 3

GENERAL

3.1	Governing Law and Forum

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the laws of another jurisdiction). The Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the Province of Quebec and elect domicile in the City of Montréal with respect to any matter relating to the execution or construction of this Agreement or the exercise of any right or the enforcement of any obligation arising hereunder (excluding any conflict of forum rule or principle, foreign or domestic, which might refer such matter to the courts of another jurisdiction).

3.2	Entire Agreement

This Agreement, the Share Purchase Agreement and the Closing Documents constitute the entire agreement between the Parties with respect to the subject matters hereof and thereof and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the Parties with respect thereto.

3.3	No Other Amendment

Except as provided in this Agreement, the terms and conditions set forth in the Share Purchase Agreement shall remain unaffected by execution of this Agreement. To the extent any provisions or terms set forth in this Agreement conflict with the terms set forth in the Share Purchase Agreement, the terms set forth in this Agreement shall govern and control.

3.4	Language

The Parties acknowledge that they have required that this Agreement and all related documents be drawn up in English. Les parties reconnaissent avoir exigé que la présente convention et tous les documents connexes soient rédigés en anglais.

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(signature page to Amendment #1 to Share Purchase Agreement)

IN WITNESS WHEREOF the Parties have executed this Agreement on the date first written hereinabove.

THERATECHNOLOGIES INC.	TRANSFERT PLUS, L.P., acting through its general partner, ALIGO INNOVATION, L.P., itself acting through its general partner, ALIGO CORPORATION INC.

(signed) Luc Tanguay	(signed) Anne-Marie Larose
Luc Tanguay	Anne-Marie Larose
President and Chief Executive Officer

(signed) Philippe Dubuc
Philippe Dubuc
Senior Vice President and Chief Financial Officer

ALIGO INNOVATION, L.P., acting through its general partner, ALIGO CORPORATION INC.

(signed) Anne-Marie Larose
ANNE-MARIE LAROSE

(signed) Borhane Annabi	(signed) Michel Demeule
BORHANE ANNABI	MICHEL DEMEULE

(signed) Richard Béliveau	(signed) Alain Larocque
RICHARD BÉLIVEAU	ALAIN LAROCQUE

(signed) Cyndia Charfi	(signed) Sophie Kozelko
CYNDIA CHARFI	SOPHIE KOZELKO

(signed) Jean-Christophe Currie
JEAN-CHRISTOPHE CURRIE